October 14, 2014
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Lynn Dicker

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2013
Filed February 20, 2014
Form 10-Q for the quarterly period ended June 30, 2014
Filed July 31, 2014
File No. 1-15477
Dear Staff:
On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual and quarterly reports (the “Filings”), which were included in your letter dated September 30, 2014 (the “Staff Letter”).
In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.
Consolidated Balance Sheet, page 4

1.
We note that your outstanding trade and other accounts receivable as of June 30, 2014 are $39.9 million, which is an approximately $10 million increase over your outstanding trade and other accounts receivable as of December 31, 2013. We further note that your revenue for the six months ended June 30, 2014 was $92.1 million compared to $103.4 million for the same period in the prior year. Finally, we note your disclosure on pages 27 and 28 of MD&A which state, “The increase in accounts receivable was primarily due to shipment linearity patterns, where shipments were heavily weighted to the end of the quarter, as well as timing of payments at the end of the quarter.” Please explain to us in detail how the shipment linearity patterns contributed to the disparity between the increase in the receivable balance and decrease in revenue recognized.

Response:
As the Staff has noted, the Company’s outstanding trade and other accounts receivable were $39.9 million as of June 30, 2014 compared with $29.9 million as of December 31, 2013, representing an increase of approximately $10.0 million. Revenue for the three months June 30, 2014 was $46.1 million compared with revenue for the three months ended December 31, 2013 of 39.0 million, representing an increase of $7.1 million. As noted by the Staff, the Company disclosed on pages 27 and 28 of MD&A in the Form 10-Q for the period ended June 30, 2014, that “the increase in accounts receivable was primarily due to shipment linearity patterns, where shipments were heavily weighted to the end of the quarter, as well as timing of payments at the end of the quarter.” The increase in revenues for the three months ended June 30, 2014 compared with the three months ended December 31, 2013 also contributed to the increase in accounts receivable period over period. The Company is providing the following additional details to the Staff to further explain the primary causes for the increase in accounts receivable.

1.
Increase in Revenues. As noted, revenue for the three months ended June 30, 2014 was $46.1 million compared with revenue for the three months ended December 31, 2013 of 39.0 million, representing an increase of $7.1 million. This revenue growth contributed to the increase in accounts receivable period over period.

2.
Shipment Linearity. In addition to the increase in revenues, for the quarter ended December 31, 2013, 51.3% of the quarter’s product deliveries, or $19.5 million, occurred in the last month of the quarter, while 57.5% of the quarter’s product deliveries, or $26.9 million, occurred in the last month for the quarter ended June 30, 2014. The change in the linearity percentage for the last month of the respective quarters of 6.2%, multiplied by revenues for the quarter ended

December 31, 2013, indicates that approximately $2.4 million of the increase in accounts receivable period over period is attributable to the change in linearity pattern.

3.
Timing of Payments. In the MD&A disclosure, the Company noted that the timing of payments at quarter end also contributed to the change in accounts receivable. The amount of past due trade and other accounts receivable increased by approximately $1.2 million from December 31, 2013 to June 30, 2014, with two significant customer balances representing the majority of the increase. Amounts due from these customers were subsequently collected in full.

Note 3 - Credit Facility, page 12

2.
As stated in the first paragraph of Note 6 in Form 10-K for the year ended December 31, 2013, we note that “The availability of the Revolving Line of Credit expired on February 5, 2014 and the Company has not borrowed any amounts to date under the Revolving Line of Credit.” We further note that you are not eligible to borrow any additional amounts under the Credit Facility as a result of the events of default disclosed - i.e., in violation with respect to the requirement to maintain a minimum liquidity ratio at all times and the failure to maintain the required quarterly EBITDA. In this regard, please explain to us how you were able to borrow $3 million under the Revolving Line of Credit in March 2014 as disclosed in the second paragraph of this note.

Response:
As the Staff noted and as the Company disclosed in its 2013 Form 10-K filed on February 20, 2014, the term of the Company’s Revolving Line of Credit expired on February 5, 2014. As disclosed on page 12 of the Company’s Form 10-Q for the quarter ended March 31, 2014, the Company entered into a forbearance agreement with the bank on February 27, 2014, “wherein the bank agreed to forbear from further exercise of its rights and remedies under the credit agreement to call the Company's outstanding debt obligation in connection with this event of default for a period terminating on the earlier of April 30, 2014 or the occurrence of any additional events of default.” Under this agreement providing for the forbearance period through April 30, 2014, the bank agreed to advance the Company $3.0 million under the Revolving Line of Credit. This forbearance agreement was filed as exhibit 10.29 to the Company’s Form 10-Q for the quarter ended March 31, 2014, and section H of this agreement specifically provided for the $3.0 million advance under the Revolving Line of Credit. As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2014, the Company entered into two additional forbearance agreements with the bank which extended the forbearance period from April 30, 2014 to June 30, 2014, and then from June 30, 2014 to August 31, 2014.
Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary